DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 6, 2002

James C. Yong
Wildman, Harrold, Allen & Dixon
225 West Wacker Drive
Chicago, Illinois 60606-1229

Act	Securities Exchange Act of 1934
Section	Section 11A
Rule	11Ac1-1; 11Ac1-4
Public Availability	February 8, 2002

Re: Track System

Dear Mr. Yong:

In your letter, dated January 7, 2002, you request that the Division of Market Regulation confirm that the Track ECN ("Track System" or "System") operated by Track Data Securities Corp. ("Track") is an "electronic communications network" ("ECN") as defined in the amendments to the Quote Rule[1] ("ECN Amendment") and the Limit Order Display Rule[2] (cumulatively, "Order Execution Rules"). You also request that the Division confirm that Track System will be in compliance with the requirements under the ECN Display Alternative[3] set forth in the ECN Amendment with respect to Nasdaq securities for which a linkage between Track System and the Nasdaq system is operational. In addition, you request that the Division not recommend that the Commission take enforcement action under the ECN Amendment or the Limit Order Display Rule against OTC market makers or exchange specialists who are participants in the System, if those participants enter orders into the System without modifying their public quotations in compliance with the Order Execution Rules.

The ECN Amendment defines the term ECN as "any electronic system that widely disseminates to third parties orders entered therein by an exchange market maker or OTC market maker, and permits such orders to be executed against in whole or in part."[4] In your letter, you state that the System satisfies all elements of the definition of ECN contained in the ECN Amendment. Specifically, you state that participants may enter orders into the System electronically through a dedicated line. The System will disseminate those orders to all other

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1 Rule 11Ac1-1 under the Securities Exchange Act of 1934, 17 CFR 240.11Ac1-1. See Securities Exchange Act Release No. 37619A (September 6, 1996), 61 FR 48290.

2 Rule 11Ac1-4 under the Securities Exchange Act of 1934, 17 CFR 240.11Ac1-4. See Securities Exchange Act Release No. 37619A (September 6, 1996), 61 FR 48290. The definition of ECN contained in the Limit Order Display Rule incorporates by reference the definition of ECN in the ECN Amendment.

3 See discussion, infra.

4 Rule 11Ac1-1(a)(8), 17 CFR 240.11Ac1-1(a)(8).

participants, any of which may effect executions against the displayed orders. You represent that participants include at least one registered Nasdaq market maker. Finally, you represent that orders displayed in the System are available to be executed in whole or in part by all participants.

The ECN Amendment provides, among other things, that a priced order entered by an exchange specialist or OTC market maker into an ECN that widely disseminates such orders is a bid or offer under the Quote Rule to be communicated by the specialist or market maker to its exchange or association.[5] The ECN Display Alternative, however, provides that an exchange specialist or OTC market maker has complied with the ECN Amendment if the ECN: (1) provides to a self-regulatory organization for inclusion into the public quotation system the prices and sizes of such order at the highest buy price and lowest sell price for the security; and (2) provides to any broker or dealer the ability to effect transactions with such orders that is equivalent to the ability of any broker or dealer to effect a transaction with an exchange specialist or OTC market maker pursuant to the rules of the self-regulatory organization receiving the prices from the ECN for inclusion in the public quotation system. Furthermore, the Limit Order Display Rule requires OTC market makers and exchange specialists to include in their quotes the customer limit orders they receive, subject to certain exceptions. One such exception applies when the OTC market maker or exchange specialist delivers the customer limit order to an ECN that complies with the requirements of the ECN Display Alternative.

In your letter, you request that the Division advise that Track's method of operation with respect to Nasdaq securities for which a linkage between Track System and Nasdaq is operational ("SelectNet linkage") is in compliance with the ECN Display Alternative for Nasdaq securities. You represent that Track System complies with the ECN Display Alternative. In this regard, you have informed us that, pursuant to negotiations with Nasdaq, on or about February 1, 2002, Track System will provide to Nasdaq over an operative electronic linkage the requisite data concerning best prices and sizes that exchange specialists, OTC market makers and non-market maker participants (who so request) have entered in securities quoted on Nasdaq. You also represent that Track System will allow broker-dealers the ability to effect transactions with orders in Track System via the SelectNet linkage or through a telephone desk staffed by employees who meet applicable NASD qualification standards. You represent that Track System will provide access to broker-dealers via either SelectNet or the telephone for a charge of no more than the then-current highest rate charged to a substantial proportion of the active broker-dealer participants in the System, and in any event, no more than $0.015 per share. Finally, you state that Track System will provide response times for orders entered into Track System through SelectNet access no slower than the response time Track System will offer to subscribers who enter orders directly into the System, and in any event not more than a few seconds.

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5 Rule 11Ac1-1(c)(5)(i), 17 CFR 240.11Ac1-1(c)(5)(i).

In addition, in your letter, as well as in conversations with the staff of the Division, you have represented that Track will put in place and maintain security procedures to ensure that only certain designated personnel have access to Track System. You have also represented that those personnel will keep all trading information entered into Track System confidential, and will not utilize it for trading in Track System's proprietary account, its customers' accounts or their own personal trading accounts.

On the basis of the representations contained in your letters, the Division confirms that Track System is an "electronic communications network" as defined in the Order Execution Rules. The Division also preliminarily believes that Track System will be in compliance with the requirements under the ECN Display Alternative set forth in the ECN Amendment with respect to Nasdaq securities for which a linkage between Track System and the Nasdaq system is operational.[6] Accordingly, the Division will not recommend that the Commission take enforcement action under the ECN Amendment or the Limit Order Display Rule against OTC market makers or exchange specialists who are participants in Track System, if those participants enter orders into Track System without modifying their public quotations in compliance with the Order Execution Rules. The Division conditions its position on compliance by the System with the non-discrimination provisions of the Addendum to the Nasdaq Workstation II Subscriber Agreement (i.e., Section 2, Response Time). The Division notes that compliance with the ECN Amendment depends in many respects on the practical effect of the operational conditions established by Track System and the manner of the operation of the linkage between Track System and Nasdaq. Therefore, the Division is limiting its assurances regarding compliance with the ECN Amendment and the ECN Display Alternative and the Division's no-action relief to the period ending March 31, 2002.

The Division further conditions its position upon your representation in your letter that Track System has sufficient capacity to handle the volume of trading reasonably anticipated in its System. Such capacity should be ensured through periodic review and testing to (1) ensure future capacity, (2) identify potential weaknesses, and (3) reduce the risks of system failures and threats to system integrity. The Division may, in the process of its continuing review of ECNs, request records from Track System regarding such reviews and tests. In addition, the Division may request additional representations from Track regarding the operation of Track System.

The Division further conditions its position upon your representation that the trading information entered into Track System will be kept confidential by those employees of Track having access to it, and that the operation of the System will be kept separate from the other business of Track. The Division, in the process of its continuing review of ECNs, may request

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6 This determination specifically does not apply to securities for, or during hours in, which a linkage between Track and the Nasdaq system is not operational.

records concerning procedures addressing these issues. Further, the Division will consider extending or modifying its temporary no-action position prior to March 31,2002, based on its continuing experience with the operation of the ECN Display Alternative.

This no-action position regards enforcement action under Section 11A of the Exchange Act only, and does not express legal conclusions regarding the applicability of Section 11A of the Exchange Act or other statutory or regulatory provisions of the federal securities laws. This no-action position is also based solely on the representations you have made. Any different facts or conditions might require a different response. This no-action position is subject to changes in current law, regulation, and interpretations; any such change may require the Division to reevaluate and withdraw or modify this position.

Sincerely,

Robert Colby

Robert L. D. Colby
Deputy Director

Wildman, Harrold, Allen & Dixon
225 West Wacker Drive
Chicago, Illinois 60606-1229
312-201-2000
312-201-2555 fax
www.wildmanharrold.com

James C. Yong
312-201-2967
yong@wildmanharrold.com

January 7, 2002

Wildman Harrold
Attorneys and Counselors

VIA FACSIMILE TRANSMISSION AND FEDERAL EXPRESS

Mr. Robert L. D. Colby
Deputy Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: ECN Display Alternative/ Track ECN

Dear Bob:

We are writing to you on behalf of Track Data Securities Corp ("TDS") with respect to Track ECN, a proposed electronic communications network. While we have previously sent the staff a no-action request dated May 15, 2000, the staff has informally requested that we supplement that letter with our advice that there has been no material changes in the application since our meeting with the staff on December 11, 2000 as confirmed by our letters dated February 7, 2001 and July 31, 2001.[1] Accordingly, we hereby confirm that there have been no material changes in the application since our conversation with staff on December 11, 2000 as confirmed by our various correspondence.

As you may know, TDS is a broker-dealer registered with the Securities and Exchange Commission (the "Commission") and a member of the National Association of Securities Dealers ("NASD"). Form ATS respecting Track ECN was filed with the Commission.

On behalf of TDS, we respectfully request that the Division of Market Regulation ("Division") confirm that:

(i) the Track ECN computer-based trading system (the "System") is an "electronic communications network" ("ECN") as defined in rules 11Ac1-1[2] ("Quote Rule") and 11Ac1-4[3] ("Display Rule") (together, "Order Execution Rules") under the Securities Exchange Act of 1934 (the "Act");

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[1] Copies of all the relevant letters are enclosed.

[2] 17 CFR 240.11Ac1-1.

[3] 17 CFR 240.11Ac1-4.

(ii) TDS would be in compliance with the ECN Display Alternative, as described in rule 11Ac1-1(c)(5)(ii) under the Act with respect to NASDAQ securities for which linkage between TDS and the NASDAQ system is operational; and

(iii) upon compliance with the ECN Display Alternative, the Division would not recommend enforcement action against NASDAQ market makers who are Subscribers (as defined below) in the System if those Nasdaq market makers enter orders into the system without modifying their public quotations in compliance with the Order Execution Rules.

General Description of the System

The System is a screen-based automated trading system that will permit broker-dealers ("Subscribers"), including market makers and specialists, to trade as agents for their customer accounts or as principals for their own accounts. Initially, the System will operate from 6 a.m. to 9 p.m., Eastern Standard Time, Monday through Friday.[4] Direct access to the System will be available only to Subscribers that are connected to the System through a dedicated line. Accordingly, all bids and offers will represent orders entered by Subscribers on an agency or proprietary basis. TDS will not participate in System transactions on a proprietary basis.

Orders entered into the System are displayed to other Subscribers and executed against orders of any of such Subscribers. The System will initially accept limit orders only.[5] The System will automatically execute matching orders, including partial fills, based on price and time priorities. Orders may be canceled or modified at any time prior to matching.

Each security for which one or more orders have been entered will have an order book. The most significant feature of this order book is that it provides real-time quotations associated with all open orders on the System, aggregated by price and listed in best-price order. The order book also displays other information, including the security's closing price and volume on its principal exchange or NASDAQ for the day. (Initially, only NASDAQ securities will be traded on the system although exchange listed and traded securities will be added in the future.) Customers of Subscribers may be able to view the order book through their subscribing broker's Internet site or through TDS's Web site.

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[4] Because the System is not yet available to subscribers and conducts only simulated operations, it is possible that the demands of subscribers will mandate different hours of operation in the future.

[5] The System may in the future accept other types of orders.

Request for No-Action Letter

In connection with our request for the no-action relief, we make the following representations:

1. The System is an "ECN" within the meaning of the Quote Rule. Rule 11Ac1(a)(8) under the Act defines an ECN as "any electronic system that widely disseminates to third parties orders entered therein by an exchange market maker or OTC market maker, and permits such orders to be executed against in whole or in part." The System is an automated trading system that displays the orders of Subscribers, which includes market makers, to other Subscribers and their customers and allows such orders be executed against other orders in the System.

2. Linkage with SelectNet: Upon receipt of NASDAQ's approval, TDS will establish a linkage with The Nasdaq Stock Market ("SelectNet linkage") to provide to SelectNet subscribers access to certain orders, in accordance with the ECN Display Alternative.[6] TDS will: (i) transmit to NASDAQ for display in the NASDAQ montage the best priced orders of all orders entered by NASDAQ market makers (or exchange specialists, if applicable) for the securities in which they make markets (or act as specialist pursuant to unlisted trading privileges); and (ii) provide, to any broker or dealer, access to such orders displayed in the NASDAQ montage that is functionally equivalent to the access that would have been available had the market makers reflected their superior orders in their quotes.

3. Means of Access: TDS intends to respond to directed SelectNet orders as promptly as expects to respond to orders directed by Subscribers to execute against orders displayed in the System and in any event no more than a few seconds. In addition, TDS will have a desk to receive and execute orders received telephonically from non-Subscriber broker-dealers against TDS orders displayed in the NASDAQ montage. Finally, TDS will charge non-Subscriber broker-dealers a rate that does not exceed the then current rate charged to a substantial portion of its active broker-dealer Subscribers and in any event not in excess of $.015 per share.

4. Capacity: The System has sufficient capacity to handle approximately three (3) times the volume of data projected to be entered into the System in its first year of operation. In addition, TDS will conduct regular periodic System capacity reviews and tests to: (i) to ensure and expand future capacity, (ii) identify potential weaknesses and (iii) reduce the risks of system failures and threats to system integrity

[6] TDS has completed testing of its linkage with the NASDAQ.

Based upon the foregoing discussion, we request that the Division confirm that TDS would operate the System as an ECN and would be in compliance with the ECN Display Alternative with respect to NASDAQ securities for which a linkage between the System and the NASDAQ system is operational. We also seek the Division's representation that it would not recommend enforcement action against NASDAQ market makers who are Subscribers for entry of orders into the System without modifying their public quotations in compliance with the ECN Amendment.

If you have any questions or would like any additional information regarding this request, please contact me at (312) 201-2967.

Very truly yours,

James C. Yong

cc: <u>Via Federal Express to the following parties:</u>

John Polise, Esq. (SEC)
Sonia Patton, Esq. (SEC)

Mr. Eugene Lopez (NASDAQ)

Ms. Carla Carriveau (NASDR)

<u>Via First Class Mail to the following parties:</u>

Mr. Martin Kaye
Mr. Romeo Bermudez

Wildman, Harrold, Allen & Dixon
225 West Wacker Drive
Chicago, Illinois 60606-1229
312-201-2000
312-201-2555 fax
www.wildmanharrold.com

James C. Yong
312-201-2967
yong@wildmanharrold.com

Wildman Harrold
Attorneys and Counselors

July 31, 2001

CONFIDENTIAL TREATMENT REQUESTED

**VIA FACSIMILE TRANSMISSION
AND FIRST CLASS MAIL**

Sonia Patton, Esquire
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Re: TRACK ECN

Dear Sonia:

This letter will follow up our conversation of this day concerning the five representations that you requested.

1. You noted that we had previously stated that "TRACK ECN will develop policies and procedures to ensure that all information contained in the system or derived from the system remains confidential." We have also stated that "TRACK ECN's procedures will limit access to confidential information to those individuals who require the information to operate the system and to those individuals who would be responsible for the surveillance and compliance with various rules, policies and procedures of TRACK ECN." With this letter, we confirm that TRACK ECN's internal policies and procedures would restrict those individuals that have access to the confidential information from using such information to trade for their own accounts or for their customers' accounts.

2. You noted that our no-action request contains statements that TRACK ECN "will have a desk to receive and execute orders received telephonically from non-Subscriber broker-dealers." This letter will confirm that TRACK ECN's policies and procedures will require that this desk will be staffed by personnel that meet the applicable NASD standards for this type of activity.

3. While we have advised the staff informally that TRACK ECN respecting the market making firms, we are writing to confirm our prior advice that TRACK ECN has agreed in principal with three market-maker subscribers – Knight Securities, Mueller & Company and Bishop Rosen. As we had previously advised the staff, TRACK ECN was, and continues to be, hesitant to search for more market-makers until and unless we have received some assurances that the no-action letter will be forthcoming. TRACK ECN anticipates signing up additional market-makers once it has received such assurances.

CONFIDENTIAL TREATMENT REQUESTED

4. We had previously advised the staff that TRACK ECN "will charge non-Subscriber broker-dealers a rate that does not exceed the then current rate charged to a substantial portion of its active broker-dealer Subscribers and in any event not in excess of $.015 per share." As you know, the fee that will be charged will be in addition to the fees charged by NASDAQ and Section 31 fees.

5. Finally, this letter will confirm statements made to Mr. Eugene Lopez that TRACK ECN is ready, willing and able to interface with SuperSOES once it is operational. While it was originally designed to interface with SelectNet, TRACK ECN's design anticipated the need to interface with other systems, such as SuperSOES or SuperMontage. Accordingly, it will require only *de minimis* programming changes to interface with those systems.

As I explained to you today, we understand that there are three regulators – the SEC, the NASDAQ and the NASDR – that have to be satisfied before the process is complete. We understand that this letter should answer your concerns. We believe that we have satisfied all of Mr. Lopez's concerns at NASDAQ. We are presently in the process of answering some further inquiries from the NASDR and once those questions are answered to its satisfaction, we will advise you and NASDAQ, so that our application would be complete. In the meantime, if you have any other questions, please call me at (312) 201-2967.

Pursuant to 17 CFR § 200.83, Track Data Securities Corp. requests that the Commission afford Confidential Treatment to this letter and its enclosure. The request for Confidential Treatment is being made under the Freedom of Information Act ("FOIA") and the Commission's Rules implementing FOIA. This letter and its enclosure contain proprietary and confidential information of Track Data Securities Corp. that is being provided to the Commission staff in response to a request made by the Commission.

Very truly yours,

James C. Yong

cc: John Polise, Esq.
FOIA Officer (SEC)

Mr. Martin J. Kaye

Robert P. Bramnik, Esq.

Wildman, Harrold, Allen & Dixon
225 West Wacker Drive
Chicago, Illinois 60606-1229
312-201-2000
312-201-2555 fax
www.wildmanharrold.com

James C. Yong
312-201-2967
yong@wildmanharrold.com

Wildman Harrold
Attorneys and Counselors

February 7, 2001

CONFIDENTIAL TREATMENT REQUESTED

**VIA FACSIMILE TRANSMISSION
AND FIRST CLASS MAIL**

John Polise, Esquire
Senior Special Counsel
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Re: TRACK DATA SECURITIES CORP

Dear John:

Thank you for your letter of January 26, 2001 requesting further information respecting TRACK ECN's request for a no-action letter. Your letter asks us to provide you with certain information about the ownership structure of TRACK ECN, Track Data Securities Corporation and Track Data Corporation. You have also asked us to advise you as to the ownership structure of Track Securities Corporation, which has no ownership interest in the TRACK ECN.

Track Data Corporation is a publicly traded company, listed on the NASDAQ National Market System and traded under the symbol "TRAC". It has approximately 64.6 million shares outstanding. Track Data Corporation has only one shareholder who holds more than five percent of its stock. That shareholder, Barry Hertz, owns 27,566,280 shares of Track Data Corporation (approximately 42.7% of the outstanding), of which 10,928,696 shares (approximately 16.9% of the outstanding) are pledged as collateral for outstanding debts.

Track Data Securities Corp., a registered broker-dealer, is a wholly owned subsidiary of Track Data Corporation.[1] It has 1,000 shares outstanding, all of which are owned by Track Data Corporation.

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[1] As noted in our no-action request dated May 15, 2000 (the "Request"), Track Data Securities Corp. was, as of the date of the Request, a wholly-owned, direct subsidiary of Track Securities Corporation. However, Track Data Corporation held an option to acquire sole ownership of Track Data Securities Corp. Shortly after Track Data Securities Corp. became a registered broker-dealer and a member of NASD, Track Data Corporation exercised its option and acquired sole ownership of Track Data Securities Corp. The option was reflected on Track Data Securities Corp.'s original Form BD and the subsequent exercise of the option given effect in subsequent Form BD filings.

CONFIDENTIAL TREATMENT REQUESTED

TRACK ECN is not a separate corporate entity. The computer software used in the TRACK ECN applications were developed by Track Data Corporation, and licensed to Track Data Securities Corp. Under the terms of the license agreement, Track Data Securities Corp. re-licensed the computer software to Track Securities Corporation (the "Re-License"). However, once the above referenced option was exercised, the Re-License was contractually terminated. Hence, since then Track Data Securities Corp. has been, and is, the sole licensee for the TRACK ECN software.

Track Securities Corporation is 100% owned by Jack Spiegelman. Barry Hertz, Track Data Corporation and Track Data Securities Corporation, individually and/or collectively, have no present ownership interests in Track Securities Corporation.

We understand that the only remaining item that you need to process the Request concerns the date that TRACK ECN expects to process "live" with NASDAQ. We are continuing to work with Gene Lopez and the systems staff at the NASD and will provide you with the date as soon as it is available. In the mean time, if you have any other questions, please call me at (312) 201-2967.

Pursuant to 17 CFR § 200.83, Track Data Securities Corp. requests that the Commission afford Confidential Treatment to this letter and its enclosure. The request for Confidential Treatment is being made under the Freedom of Information Act ("FOIA") and the Commission's Rules implementing FOIA. This letter and its enclosure contain proprietary and confidential information of Track Data Securities Corp. that is being provided to the Commission staff in response to a request made by the Commission.

Very truly yours,

James C. Yong

cc: Heather Traeger, Esq.
FOIA Officer (SEC)

Mr. Martin D. Kaye
Robert P. Bramnik, Esq.

Wildman, Harrold, Allen & Dixon
225 West Wacker Drive
Chicago, Illinois 60606-1229
312-201-2000
312-201-2555 fax
www.wildmanharrold.com

Robert P. Bramnik
312-201-2534
bramnik@wildmanharrold.com

Wildman Harrold
Attorneys and Counselors

May 15, 2000

VIA FEDERAL EXPRESS

Ms. Annette Nazareth
Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: ECN Display Alternative/ Track ECN

Dear Ms. Nazareth:

This letter will supplement and replace my earlier letter to you dated April 11, 2000. I am writing to you on behalf of Track Securities Corporation ("TSC") and Track Data Securities Corporation ("TDS") with respect to Track ECN, a proposed electronic communications network. TSC is a broker-dealer registered with the Securities and Exchange Commission (the "Commission") and a member of the National Association of Securities Dealers ("NASD"). TDS has applied for registration as a broker dealer with the Commission and for membership in the NASD. It has received an approval order from the Commission; its application with the NASD is pending. Approval is expected within the next month. TSC has also filed Form ATS with the Commission respecting Track ECN.[1]

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[1] TDS is currently a wholly-owned, direct subsidiary of TSC. Track Data Corporation ("Track"), a publicly traded computer data services company, based in Brooklyn, New York licenses the computer technology and software used in TSC's current computer-assisted communications system and the Track ECN system to TDS which, in turn, re-licenses that technology and software to TSC. Track also holds an option to acquire sole ownership of TDS from TSC. Upon TDS becoming registered as a broker dealer and a member of the NASD, Track will exercise its option and will become the sole owner of TDS.

On behalf of TSC and TDS, we respectfully request that the Division of Market Regulation ("Division") confirm that: (i) the Track ECN computer-based trading system (the "System") is an "electronic communications network" ("ECN") as defined in rules 11Ac1-1[2] ("Quote Rule") and 11Ac1-4[3]("Display Rule") (together, "Order Execution Rules") under the Securities Exchange Act of 1934 (the "Act"); (ii) TSC and TDS would be in compliance with the ECN Display Alternative, as described in rule 11Ac1-1(c)(5)(ii) under the Act with respect to NASDAQ securities for which linkage between TSC/TDS and the NASDAQ system is operational; and (iii) upon compliance with the ECN Display Alternative, the Division would not recommend enforcement action against NASDAQ market makers who are Subscribers (as defined below) in the System if those Nasdaq market makers enter orders into the system without modifying their public quotations in compliance with the Order Execution Rules.

General Description of the System

The System is a screen-based automated trading system that will permit broker-dealers ("Subscribers"), including market makers and specialists, to trade as agents for their customer accounts or as principals for their own accounts. Initially, the System will operate from 6 a.m. to 9 p.m., Eastern Standard Time, Monday through Friday.[4] Direct access to the System will be available only to Subscribers that are connected to the System through a dedicated line. Accordingly, all bids and offers will represent orders entered by Subscribers on an agency or proprietary basis. Neither TSC nor TDS will participate in System transactions on a proprietary basis.

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[2] 17 CFR 240.11Ac1-1.

[3] 17 CFR 240.11Ac1-4.

[4] Because the System is not yet available to subscribers and conducts only simulated operations, it is possible that the demands of subscribers will mandate different hours of operation in the future.

Orders entered into the System are displayed to other Subscribers and executed against orders of any of such Subscribers. The System will initially accept limit orders only.[5] The System will automatically execute matching orders, including partial fills, based on price and time priorities. Orders may be canceled or modified at any time prior to matching.

Each security for which one or more orders have been entered will have an order book. The most significant feature of this order book is that it provides real-time quotations associated with all open orders on the System, aggregated by price and listed in best-price order. The order book also displays other information, including the security's closing price and volume on its principal exchange or NASDAQ for the day. (Initially, only NASDAQ securities will be traded on the system although exchange listed and traded securities will be added in the future.) Customers of Subscribers may be able to view the order book through their subscribing broker's Internet site or through TSC/TDS's Web site.

Request for No-Action Letter

In connection with our request for the no-action relief, we make the following representations:

1. The System is an "ECN" within the meaning of the Quote Rule. Rule 11Ac1(a)(8) under the Act defines an ECN as "any electronic system that widely disseminates to third parties orders entered therein by an exchange market maker or OTC market maker, and permits such orders to be executed against in whole or in part." The System is an automated trading system that displays the orders of Subscribers, which includes market makers, to other Subscribers and their customers and allows such orders be executed against other orders in the System.

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[5] The System may in the future accept other types of orders.

2. Linkage with SelectNet: Upon receipt of NASDAQ's approval, TSC/TDS will establish a linkage with The Nasdaq Stock Market ("SelectNet linkage") to provide to SelectNet subscribers access to certain orders, in accordance with the ECN Display Alternative.[6] TSC/TDS will: (i) transmit to NASDAQ for display in the NASDAQ montage the best priced orders of all orders entered by NASDAQ market makers (or exchange specialists, if applicable) for the securities in which they make markets (or act as specialist pursuant to unlisted trading privileges); and (ii) provide, to any broker or dealer, access to such orders displayed in the NASDAQ montage that is functionally equivalent to the access that would have been available had the market makers reflected their superior orders in their quotes.

3. Means of Access: TSC/TDS intends to respond to directed SelectNet orders as promptly as expects to respond to orders directed by Subscribers to execute against orders displayed in the System and in any event no more than a few seconds. In addition, TSC/TDS will have a desk to receive and execute orders received telephonically from non-Subscriber broker-dealers against TSC/TDS orders displayed in the NASDAQ montage. Finally, TSC/TDS will charge non-Subscriber broker-dealers a rate that does not exceed the then current rate charged to a substantial portion of its active broker-dealer Subscribers and in any event not in excess of $.015 per share.

4. Capacity: The System has sufficient capacity to handle approximately three (3) times the volume of data projected to be entered into the System in its first year of operation. In addition, TSC/TDS will conduct regular periodic System capacity reviews and tests to: (i) to ensure and expand future capacity, (ii) identify potential weaknesses and (iii) reduce the risks of system failures and threats to system integrity

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[6] TSC's application for SelectNet linkage is currently under NASDAQ's review.

Based upon the foregoing discussion, we request that the Division confirm that TSC/TDS would operate the System as an ECN and would be in compliance with the ECN Display Alternative with respect to NASDAQ securities for which a linkage between the System and the NASDAQ system is operational. We also seek the Division's representation that it would not recommend enforcement action against NASDAQ market makers who are Subscribers for entry of orders into the System without modifying their public quotations in compliance with the ECN Amendment.

If you have any questions or would like any additional information regarding this request, please contact me at (312) 201-2534.

Very truly yours,

Robert P. Bramnik

Cc: Connie Kiggins, Esquire (via Federal Express)
Mr. Eugene Lopez
Mr. Martin Kaye
Mr. Roderick Covlin (via fax and U.S. Mail)
Mr. Jack Spiegelman

RPB:bf
Doc. # 471080